  UNITED STATES

  SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

  SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Sky Solar Holdings, Ltd.

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

83084J103(1)

(CUSIP Number)

Chi Sing HO

c/o IDG Capital Management (HK) Ltd.

Unit 5505, 55/F., The Center

99 Queen’s Road

Central, Hong Kong

Fax: 852-2529 1619

Tel: 852-25291016

With a copy to:

Howard Zhang

Davis Polk & Wardwell LLP

2201 China World Office 2

1 Jian Guo Men Wai Avenue

Chao Yang District, Beijing 100004, P.R. China

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 26, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing twenty of the ordinary shares, par value $0.0001 per share (“Ordinary Shares”) of the Issuer.

CUSIP Number: 83084J103
1.	Name of Reporting Persons IDG-Accel China Capital L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 97,453,914
	8.	Shared Voting Power 4,495,992
	9.	Sole Dispositive Power 97,453,914
	10.	Shared Dispositive Power 4,495,992
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,949,906
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP Number: 83084J103
1.	Name of Reporting Persons IDG-Accel China Capital Associates L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 97,453,914
	8.	Shared Voting Power 4,495,992
	9.	Sole Dispositive Power 97,453,914
	10.	Shared Dispositive Power 4,495,992
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,949,906
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP Number: 83084J103
1.	Name of Reporting Persons IDG-Accel China Capital Investors L.P.
2.	Check The Appropriate Box If A Member of A Group (See instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See instructions) N/A
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,495,992
	8.	Shared Voting Power 97,453,914
	9.	Sole Dispositive Power 4,495,992
	10.	Shared Dispositive Power 97,453,914
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,949,906
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.3%
14.	Type of Reporting Person (See instructions) CO

CUSIP Number: 83084J103
1.	Name of Reporting Persons IDG-Accel China Capital GP Associates Ltd.
2.	Check The Appropriate Box If A Member of A Group (See instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See instructions) N/A
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 101,949,906
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 101,949,906
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,949,906
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.3%
14.	Type of Reporting Person (See instructions) CO

CUSIP Number: 83084J103
1.	Name of Reporting Persons Quan Zhou
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 101,949,906
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 101,949,906
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,949,906
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP Number: 83084J103
1.	Name of Reporting Persons Chi Sing Ho
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 101,949,906
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 101,949,906
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,949,906
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.3%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 18, 2016, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 13, 2018, Amendment No. 2 to Schedule 13D filed with the SEC on November 15, 2019 and Amendment No. 3 to Schedule 13D filed with SEC on January 21, 2020 (together, the “Original Schedule 13D”), relating to the Ordinary Shares of Sky Solar Holdings, Ltd. (the “Company” or “Issuer”) being filed jointly by IDG-Accel China Capital L.P., IDG-Accel China Capital Associates L.P., IDG-Accel China Capital Investors L.P., IDG-Accel China Capital GP Associates Ltd., Quan Zhou, and Chi Sing Ho (together, the “Reporting Persons”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following text at the end:

The Reporting Persons anticipate that at the price per ADS set forth in the Proposal (as defined and further described in Item 4 below) (which price has not yet been approved by the Issuer’s board of directors), approximately US$35.5 million will be expended in acquiring all of the outstanding Ordinary Shares of the Issuer other than Ordinary Shares beneficially owned by the Consortium (as defined in item 4 below) members (“Publicly Held Shares”).

It is anticipated that the funding for the purchase of the Publicly Held Shares will be provided by a combination of equity capital and third-party loans.

The information set forth in or incorporated by reference in Items 4 of this statement is incorporated herein by reference in its entirety.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following text at the end:

On May 25, 2020, Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding (collectively, the “Consortium”) entered into a consortium agreement (the “Consortium Agreement”), pursuant to which the Consortium agreed to work exclusively with one another in good faith to undertake a transaction to acquire all the outstanding Ordinary Shares of the Issuer other than certain Ordinary Shares beneficially owned by the members of the Consortium or their affiliates (the “Proposed Transaction”). The Consortium Agreement provides, among other things, for: cooperation in arranging financing; engaging advisors; admission of new Consortium members; cooperation in obtaining applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions for the consummation of the transactions; and cooperation in preparing definitive documentation with respect to the Proposed Transaction. During the period beginning on the date of the Consortium Agreement and ending the first to occur of (i) the 6-month anniversary of the date of the Consortium Agreement and (ii) the termination of the Consortium Agreement on the occurrence of other termination events (the “Exclusivity Period”), members of the Consortium have agreed, among other things, to: (a) work exclusively with each other with respect to the Proposed Transaction; (b) not to make a competing proposal for the acquisition of control of the Issuer; (c) acquire or dispose of any securities of the Issuer; or (d) enter into any written or oral agreement, arrangement or understanding regarding, or do, anything which is directly inconsistent with the Proposed Transaction.

On May 25, 2020, the Consortium submitted a non-binding proposal (the “Proposal”) to the Issuer’s board of directors. Under the Proposal, members of the Consortium propose to acquire, through an acquisition vehicle to be formed by them, all of the outstanding Ordinary Shares not beneficially owned by the Consortium members for US$6.00 per ADS in cash, representing a premium of 81.3% to the closing price of the Issuer’s ADSs on May 22, 2020 and a premium of 94.0% and 109.2% to the volume-weighted average closing price of the Issuer’s ADSs during the last 7 and 30 trading days, respectively. The Consortium intends to finance the Proposed Transaction through a combination of debt and equity financing.

The Proposal also provides that, among other things, the Consortium will (a) conduct customary due diligence on the Issuer and (b) negotiate and execute definitive agreements with respect to the Proposed Transaction that will include provisions typical for transactions of this type.

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of a definitive merger agreement and other related agreements mutually acceptable in form and substance to the Issuer and the members of the Consortium. Neither the Issuer nor any member of the Consortium is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the Issuer’s ADSs would be delisted from the NASDAQ Capital Market, and the Issuer’s obligation to file periodic reports under the Act would terminate. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Act; and taking any action similar to any of those enumerated above.

References to the Consortium Agreement and the Proposal in this statement are qualified in their entirety by reference to the Consortium Agreement and the Proposal, copies of which are attached hereto as Exhibits 99.5 and 99.6 and incorporated herein by reference in their entirety.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) — (b) The following table sets forth the beneficial ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) of the Issuer for each of the Reporting Persons.

Name	Shares Beneficially Owned	Percentage of Total*	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
IDG-Accel China Capital L.P.(1)	101,949,906	24.3%	97,453,914	4,495,992	97,453,914	4,495,992
IDG-Accel China Capital Associates L.P.(2)	101,949,906	24.3%	97,453,914	4,495,992	97,453,914	4,495,992
IDG-Accel China Capital Investors L.P.(3)	101,949,906	24.3%	4,495,992	97,453,914	4,495,992	97,453,914
IDG-Accel China Capital GP Associates Ltd.(4)	101,949,906	24.3%	101,949,906	0	101,949,906	0
Quan Zhou(5)	101,949,906	24.3%	0	101,949,906	0	101,949,906
Chi Sing Ho(5)	101,949,906	24.3%	0	101,949,906	0	101,949,906

* Percentages are calculated based on 419,546,494 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2019, as reported by the Issuer in its Form 20-F filed on May 19, 2020, including, with respect to each Reporting Person, the Ordinary Shares that such person has the right to acquire within 60 days.

(1)	Includes (i) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 955,900 ADSs) directly held by IDG-Accel China Capital L.P. and (ii) 4,495,992 Ordinary Shares (including 882,000 Ordinary Shares as represented by 44,100 ADSs) directly held by IDG-Accel China Capital Investors L.P. IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd. By virtue of such relationship, IDG-Accel China Capital L.P. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital Investors L.P.

(2)	Includes (i) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 955,900 ADSs) directly held by IDG-Accel China Capital L.P. and (ii) 4,495,992 Ordinary Shares (including 882,000 Ordinary Shares as represented by 44,100 ADSs) directly held by IDG-Accel China Capital Investors L.P. IDG-Accel China Capital Associates L.P. is the general partner of IDG-Accel China Capital L.P. IDG-Accel China Capital GP Associates Ltd. is the general partner of both IDG-Accel China Capital Associates L.P. and IDG-Accel China Capital Investors L.P. By virtue of such relationship, IDG-Accel China Capital Associates L.P. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P.

(3)	Includes (i) 4,495,992 Ordinary Shares (including 882,000 Ordinary Shares as represented by 44,100 ADSs) directly held by IDG-Accel China Capital Investors L.P. and (ii) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 955,900 ADSs) directly held by IDG-Accel China Capital L.P. IDG-Accel China. Capital L.P. and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd. By virtue of such relationship, IDG-Accel China Capital Investors L.P. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital L.P.

(4)	Includes (i) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 955,900 ADSs) directly held by IDG-Accel China Capital L.P. and (ii) 4,495,992 Ordinary Shares (including 882,000 Ordinary Shares as represented by 44,100 ADSs) directly held by IDG-Accel China Capital Investors L.P. IDG-Accel China Capital Associates L.P. is the general partner of IDG-Accel China Capital L.P. IDG-Accel China Capital GP Associates Ltd. is the general partner of both IDG-Accel China Capital Associates L.P. and IDG-Accel China Capital Investors L.P. By virtue of such relationship, IDG-Accel China Capital GP Associates Ltd. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P.

(5)	Includes 101,949,906 Ordinary Shares indirectly held by IDG-Accel China Capital GP Associates Ltd., consisting of (i) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 955,900 ADSs) directly held by IDG-Accel China Capital L.P. and (ii) 4,495,992 Ordinary Shares (including 882,000 Ordinary Shares as represented by 44,100 ADSs) directly held by IDG-Accel China Capital Investors L.P. Quan Zhou and Chi Sing Ho are directors of IDG-Accel China Capital GP Associates Ltd. By virtue of such relationship, Quan Zhou and Chi Sing Ho may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital GP Associates Ltd.

The following table sets forth the beneficial ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) of the Issuer for persons who are members of the Consortium and therefore, together with the Reporting Persons, may form a group within the meaning of Section 13(d)(3) of the Securities Act.

	Shares Beneficially Owned	Percentage of Total*	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Japan NK Investment K.K.	152,107,950	36.3%	0	152,107,950	0	152,107,950
PNF Investment Co., Ltd.	152,107,950	36.3%	0	152,107,950	0	152,107,950
Rui Chen	152,107,950	36.3%	0	152,107,950	0	152,107,950
Renewable Japan Co., Ltd.	152,107,950	36.3%	0	152,107,950	0	152,107,950
H&T Corporation	152,107,950	36.3%	0	152,107,950	0	152,107,950
Katsuhito Manabe	152,107,950	36.3%	0	152,107,950	0	152,107,950
Jolmo Solar Capital Ltd.	5,400,000	1.3%	5,400,000	0	5,400,000	0
CES Holding Ltd.	8,000,000	1.9%	8,000,000	0	8,000,000	0
Jing Kang	3,800,000	0.9%	3,800,000	0	3,800,000	0
Bin Shi	14,759,480	3.5%	14,759,480	0	14,759,480	0
Sino-Century HX Investments Limited	4,940,910	1.2%	4,940,910	0	4,940,910	0
Kai Ding	10,709,320	2.6%	10,709,320	0	10,709,320	0

* Percentages are calculated based on 419,546,494 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2019, as reported by the Issuer in its Form 20-F filed on May 19, 2020, including, with respect to each Reporting Person, the Ordinary Shares that such person has the right to acquire within 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The Consortium Agreement and the Proposal, which have been filed as Exhibit 99.5 and Exhibit 99.6 to this statement, respectively, are incorporated herein by reference in their entirety. In addition, the information set forth in Items 4 and 5 of this statement is incorporated by reference in its entirety into this Item 6. To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit No.	Description
99.5	Consortium Agreement, dated May 25, 2020 by and among Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding.

99.6	Proposal Letter dated May 25, 2020 from JNKI, IDG Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding, to the board of directors of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2020

IDG-ACCEL CHINA CAPITAL L.P.
By: IDG-Accel China Capital Associates L.P., its General Partner
By: IDG-Accel China Capital GP Associates Ltd., its General Partner

By:	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

IDG-ACCEL CHINA CAPITAL INVESTORS L.P.
By: IDG-Accel China Capital GP Associates Ltd., its General Partner

By:	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

QUAN ZHOU

/s/ QUAN ZHOU

CHI SING HO

/s/ CHI SING HO

IDG-ACCEL CHINA CAPITAL GP ASSOCIATES LTD.

By:	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

IDG-ACCEL CHINA CAPITAL ASSOCIATES L.P.

By:	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory